DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX  77019
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                               September 15, 2006

Michele M. Anderson                                      VIA FED-EX
Division of Corporate Finance                            ----------
United States Securities and Exchange Commission       AND VIA EDGAR
Mail Stop 3720                                         -------------
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3810

RE:     Data Call Technologies, Inc.
        Amendment No. 1 to Form SB-2
        Filed June 29, 2006
        File Number: 333-129148

Dear Ms. Anderson:

     We have enclosed three red-lined copies of the amended registration statement for your review. In response to your comment letter dated July 26, 2006, Data Call Technologies, Inc., formerly, Data Call Technologies ("Data Call," "we," us") has the following responses:

General
-------

1. WE NOTE NUMEROUS PRESS RELEASES ON YOUR WEBSITE DISCUSSING AGREEMENTS YOU AND YOUR RESELLERS HAVE ENTERED INTO WITH COMPANIES SUCH AS THE HYATT REGENCY IN ATLANTA, THE INDIANA WELCOME CENTER, CARIBBEAN MARKETING, LOYOLA MARYMOUNT, AND BAE SYSTEMS. WE ALSO NOTE A STREAMING TICKER ON YOUR HOMEPAGE THAT IDENTIFIES YOUR OTHER CLIENTS, SUCH AS THE STAPLES CENTER, YANKEE STADIUM, 3M, AND AT&T CENTER IN WASHINGTON, D.C. REVISE THE BUSINESS SECTIONS TO DISCLOSE AND SUMMARIZE THE AGREEMENTS ENTERED INTO WITH THESE COMPANIES AND THE OTHER COMPANIES LISTED ON YOUR WEBSITE AT HTTP://WWW.DATACALLTECH.COM/NEWS, IDENTIFY THE CLIENTS LISTED ON YOUR HOMEPAGE, AND CLARIFY WHETHER EACH OF THESE PARTIES ARE CURRENTLY PAYING YOU SUBSCRIPTION FEES.

RESPONSE:

     We have revised the registration statement to include the information you requested.


2. WE ALSO NOTE THAT AFFILIATES OF YOUR SELLING SECURITYHOLDERS, SUCH AS MR. THOMPSON WITH ARIAMEDIA AND MIDAGO, A SUBSIDIARY OF ARIAMEDIA, HAVE PUBLICLY MADE STATEMENTS SUCH AS "DATACALL TECHNOLOGIES IS THE PROVIDER OF LIVE CONTENT TO MOST OF THE MAJOR DIGITAL SIGNAGE PROVIDERS IN THE INDUSTRY." PLEASE REVISE YOUR FORM SB-2 TO INCLUDE THE SELLING SECURITY HOLDERS' STATEMENTS IN THE PROSPECTUS AND PROVIDE US WITH OBJECTIVE SUPPORT FOR THEIR ASSERTIONS.

RESPONSE:

     Data Call has revised the amended registration statement as you have requested.


Prospectus  Summary
-------------------

3. DISCLOSE THE NUMBER OF CUSTOMERS THAT PAY YOU SUBSCRIPTION FEES AS OF THE MOST RECENT DATE PRACTICABLE.

RESPONSE:

     We have disclosed, as you have requested, that Data Call has approximately thirteen (13) paying clients as of the filing date of the amended registration statement.


Risk  Factors
-------------
General
-------

4. CREATE A NEW RISK FACTOR DISCLOSING THAT YOUR CFO FILED FOR CHAPTER 7 BANKRUPTCY IN DECEMBER 2004 AND HAD HIS DEBTS DISCHARGED ON APRIL 26, 2005.

RESPONSE:

     We have added a new risk factor to the amended filing entitled "OUR CURRENT CHIEF FINANCIAL OFFICER FILED FOR CHAPTER 7 BANKRUPTCY IN DECEMBER 2004, AND HAD HIS DEBTS DISCHARGED IN APRIL 2005," as you have requested.

"Our  Software  Could  Contain  Bugs"
-------------------------------------

5.   IF MATERIAL,  REVISE  THIS  RISK  FACTOR  TO  DISCLOSE  IF YOU HAVE HAD ANY
     PROBLEMS  WITH  BUGS  IN  YOUR  SOFTWARE  TO  DATE.

RESPONSE:

     We have disclosed that we have not had any material problems or bugs with our software to date.


"Our  Total  Amount  of  Issued  and  Outstanding  Share  Amounts"
------------------------------------------------------------------

6. WITH A VIEW TOWARDS FURTHER DISCLOSURE, TELL US WHETHER OR NOT YOU ISSUED ANY STOCK CERTIFICATES TO MR. CLEMENS IN THE PAST, AND IF SO, WHETHER OR
     NOT THOSE SHARES ARE REFLECTED IN THE TRANSFER AGENT'S RECORDS. IN OTHER WORDS, ADVISE US WHETHER THE "SHARES FOR WHICH [YOU] HAVE ISSUED STOCK CERTIFICATES WHICH MAY NOT CURRENTLY BE REFLECTED IN [Y]OUR TRANSFER AGENT'S RECORDS" INCLUDES THE 4,500,000 SHARES THAT MR. CLEMENS CLAIMS YOU OWE HIM.

RESPONSE:

     Data Call originally issued Mr. Clemens a certificate in the amount of 4,500,000 shares of common stock in April 2002. In connection with Mr. Clemens termination as Data Call's Chief Executive Officer and the other allegations made against Mr. Clemens, as explained in the amended registration statement filing, Data Call's current management asked Mr. Clemens to return the certificate to Data Call for cancellation. Although the physical certificate was never returned to Data Call, the 4,500,000 shares were cancelled on Data Call's stock register, and as such, those 4,500,000 shares are not currently reflected in Data Call's transfer agent records. Additional disclosure regarding the fact that the 4,500,000 shares are not included in the total amounts listed as outstanding throughout the amended registration statement has been added to the risk factor to which you referred as well.


LegalProceedings
----------------

7. REVISE TO DESCRIBE THE FACTS UNDERLYING THE DEFAULT JUDGMENT ENTERED AGAINST JAMES AMMONS, D/B/A DATACALL WIRELESS CORPORATION. FOR INSTANCE, SUMMARIZE THE NATURE OF THE AGREEMENT BETWEEN PRESS ASSOCIATION, INC. AND YOUR COMPANY, AS WELL AS THE CLAIMS RAISED BY PRESS ASSOCIATION IN THE COMPLAINT IT FILED WITH THE COUNTY COURT AT LAW. SIMILARLY DESCRIBE THE FACTS UNDERLYING THE DISPUTE WITH MR. CLEMENS REGARDING HIS CLAIMS THAT YOU OWE SHARES AND OTHER AMOUNTS TO HIM IN CONSIDERATION FOR SERVICES HE PROVIDED AND THE DISPUTE WITH FORMER STOCKHOLDERS OF QVS.

RESPONSE:

     We have included an expanded discussion of the default judgment rendered against James Ammons d/b/a Datacall Wireless Corporation and have expanded on the discussion of Data Call's dispute with Mr. Clemens. Furthermore, we have clarified in our risk factor regarding prior lawsuits and disputes against former stockholders of QVS, that the former stockholder of QVS who had sued Data Call was Dr. Carl Hoffman, who was a party to the QVS lawsuit.


Business  Operations
--------------------

8. WE NOTE YOUR EXPANDED DISCUSSION REGARDING THE THIRD PARTY VIDEO DECODER BOX THAT IS NECESSARY TO ACCESS YOUR DIRECT LYNK MESSENGER SERVICE. DISCLOSE THE APPROXIMATE AMOUNT THAT A CLIENT MUST SPEND TO OBTAIN A THIRD PARTY VIDEO DECODER BOX. ALSO DESCRIBE THE NATURE OF ANY RELATIONSHIPS OR AGREEMENTS YOU HAVE WITH THE MARKETERS THAT YOU NAME, SUCH AS MAGICBOX AAVELIN AND CHYTV.

RESPONSE:

     Data Call has updated its disclosure of the third party video decoder boxes to include the approximate cost of such boxes, as well as to include a description of the agreements that Data Call has entered into with the third party video decoder box manufacturers disclosed in the registration statement.


Material  Contacts
------------------

9. TO THE EXTENT YOUR BUSINESS IS SUBSTANTIALLY DEPENDENT UPON ANY OF THE CONTRACTS DESCRIBED IN THIS SECTION, PLEASE FILE THE CONTRACTS AS EXHIBITS TO THE REGISTRATION STATEMENT PURSUANT TO ITEM. 601(B)(L0) OF REGULATION S-B OR TELL US WHY YOU BELIEVE YOU ARE NOT REQUIRED TO DO SO.

RESPONSE:

     Data Call has filed the contracts material to its operations as exhibits and has filed a sample of its reseller agreement, which is substantially similar to the reseller agreements entered into with all of its resellers, as an exhibit to the amended registration statement as you have requested.

10. NAME THE PLATFORM DEVELOPER WITH WHOM YOU ENTERED INTO AN AGREEMENT IN MARCH 26, 2006. IN LIGHT OF YOUR STATEMENT AT THE END OF THE RELEVANT PARAGRAPH THAT "[YOU] HAVE NO DEFINITIVE CONTRACT WITH THE PLATFORM DEVELOPER," DISCLOSE THE NATURE AND TERMS OF THE AGREEMENT WITH THIS PARTY.

RESPONSE:

     Data Call has disclosed that the platform developer which it entered into an agreement with in March 26, 2006 was Mindmatics LLC, and Data Call has also included an expanded discussion of the agreement in the registration statement.

Recent  Events
--------------

11. CLARIFY THE NATURE OF THE DISPUTE BETWEEN YOUR COMPANY AND SAYDA HERNANDEZ THAT LED TO THE SETTLEMENT AGREEMENT BETWEEN THE TWO PARTIES. WITH A VIEW TOWARDS FURTHER DISCLOSURE, TELL US WHETHER OR NOT THE SETTLEMENT IS RELATED TO YOUR OFFER OF RESCISSION RIGHTS TO INVESTORS IN CONNECTION WITH YOUR POSSIBLE VIOLATION OF STATE AND FEDERAL SECURITIES LAWS.

RESPONSE:

     Data Call has updated its discussion of the Settlement Agreement with Ms. Hernandez as you requested.

Financial Statements
--------------------
Balance Sheets
--------------

12. WE UNDERSTAND FROM YOUR RESPONSE TO COMMENT 36 THAT THE SHAREHOLDERS OWNING THE 2,044,000 COMMON SHARES SUBJECT TO RESCISSION HAVE ALL REJECTED YOUR RESCISSION OFFER; THEREFORE, YOU DO NOT BELIEVE THERE IS ANY NEED TO ESTABLISH A LIABILITY FOR THOSE SHARES AND THOSE SHARES SHOULD REMAIN AS PART OF EQUITY. WE ALSO NOTE IN THE FIRST RISK FACTOR ON PAGE 13 THAT A RESCISSION OFFER MAY NOT TERMINATE A PURCHASER'S RIGHT TO RESCIND A SALE OF SECURITIES THAT WAS NOT REGISTERED UNDER THE RELEVANT SECURITIES LAWS, AS REQUIRED. IN SITUATIONS SUCH AS THIS THE SHARES SUBJECT TO RESCISSION SHOULD BE REPORTED OUTSIDE OF PERMANENT STOCKHOLDERS' EQUITY UNTIL SUCH TIME AS YOUR SHAREHOLDERS NO LONGER HAVE A RIGHT TO RESCIND THE SHARES. THIS PRESENTATION IS REQUIRED EVEN THOUGH THE LIKELIHOOD OF THE REDEMPTION IS CONSIDERED REMOTE.

RESPONSE:

     Data  Call  has  revised  its  financial  statements as you have requested.

Exhibits
--------

13.  PLEASE  REFILE  THE  AGREEMENT  WITH  UNITED  PRESS  INTERNATIONAL FILED AS
     EXHIBIT 10.7 TO INCLUDE ANY OMITTED SCHEDULES OR EXHIBITS TO THE CONTRACT, OR ADVISE US WHY YOU BELIEVE YOU ARE NOT REQUIRED TO DO SO. FOR EXAMPLE, INCLUDE THE ROYALTY SCHEDULE REFERENCED AS EXHIBIT 1 TO THE AGREEMENT.

RESPONSE:

     Data Call has refiled the United Press International contract as an exhibit to the Amended filing with Exhibit 1 included, as you have requested.


                                      Very Truly Yours,

                                      /s/ John S. Gillies
                                      ------------------------
                                      John S. Gillies,
                                      Associate,
                                      David M. Loev, Attorney at Law